5555 San Felipe Street Houston, TX 77056-2723 Telephone: 713-629-6600
November 15, 2019
Via EDGAR
Brad Skinner
Senior Assistant Chief Accountant
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Marathon Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 21, 2019
File No. 001-05153

Dear Mr. Skinner,

Set forth below is the supplemental response from Marathon Oil Corporation (“Marathon Oil”) to the comment letter from the staff of the U.S. Securities and Exchange Commission (“Staff”) dated September 24, 2019, concerning Marathon Oil’s Annual Report on Form 10-K for the fiscal year-ended December 31, 2018.

For your convenience, we have repeated comment 3. The comment is highlighted in bold.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
Audits of Estimates, page 99

3. Disclosure in this section indicates that, for the four-year period ended December 31, 2018, 94% of your total proved reserves were independently audited by third party consultants. Send us a supplemental schedule that shows the proportion of total proved reserves audited for each year during the four-year period and how the overall audit percentage as of December 31, 2018 was calculated.

Response
As discussed during phone conversations between the Staff and Marathon Oil, below is our clarification to the first paragraph in Audits of Estimates (page 99) within our Annual Report on Form 10-K.  As requested, we are presenting the example disclosure as it would have appeared in the Annual Report for fiscal year-ended December 31, 2018 as the information necessary to prepare the disclosure for fiscal year-ended December 31, 2019 is not yet available.

Audits of Estimates
We have established a robust series of internal controls, policies and processes intended to ensure the quality and accuracy of our internal reserve estimates. We also engage third-party consultants to audit our estimates of proved reserves. Our policy requires that audits are provided for fields that comprise at least 80% of our total proved reserves over a rolling four-year period, adjusted for dispositions. We conduct our audits on a one-year in arrears basis and accordingly, our third-party consultants have not yet performed any audits of our reserve estimates for the year-ended December 31, 2018. In calculating our proved reserve audit coverage percentage, we only include the most recent year a field was audited within the rolling four-year period. To illustrate, our third-party proved reserve audits conducted during 2018 were for reserve estimates as of December 31, 2017 and covered reserves in Oklahoma (229 mmboe) and Bakken (351 mmboe). The reserve audits conducted during 2017 were for reserve estimates as of December 31, 2016 and included reserves in Equatorial Guinea (203 mmboe) and Eagle Ford (388 mmboe), which are reflected net of 2017 production in calculating our audit coverage as of December 31, 2017. On this basis, our third-party reserve audits covered 94% of our total proved reserves, excluding Libya at December 31, 2017 (1,250 mmboe), since Libya was subsequently disposed of in 2018. An audit tolerance at a field level of +/- 10% to our internal estimates has been established. Should the third-party consultants’ initial analysis fall outside our tolerance band, both parties will re-examine the information provided, request additional data and refine their analysis, if appropriate. In the very limited instances where differences outside the 10% tolerance cannot be resolved by year end, a plan to resolve the difference is developed and executive management consent is obtained. The audit process did not result in any significant changes to our reserve estimates for 2018, 2017 or 2016.

Please call the undersigned at 713-296-2307 if you have any questions regarding this letter. In addition, we request that you advise us when the Staff has completed its review of the filing which was the subject of the Staff’s comments.

Very truly yours,

/s/ Gary E. Wilson
Gary E. Wilson
Vice President, Controller and Chief Accounting Officer
Marathon Oil Corporation